                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                                    CULP INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    230215105
                                 (CUSIP NUMBER)

                           FOUNTAINHEAD PARTNERS L.P.
                             2201 E LAMAR SUITE 260
                               ARLINGTON, TX 76006
                                  817-649-2100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  July 6, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 230215105                   13D-A                    Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fountainhead Partners L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        547,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    547,100
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     547,100
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.36%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

CUSIP No. 230215105                   13D-A                    Page 3 of 9 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Durango Investments L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        547,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    547,100
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     547,100
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.36%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IV
--------------------------------------------------------------------------------

CUSIP No. 230215105                   13D-A                    Page 4 of 9 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Rand Financial Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        547,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    547,100
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     547,100
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.36%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No. 230215105                   13D-A                    Page 5 of 9 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott Rand
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        547,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    547,100
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     547,100
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.36%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 230215105                   13D-A                    Page 6 of 9 Pages


ITEM 1 SECURITY AND ISSUER

     This filing is Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by Fountainhead Partners L.P. with the Securities and Exchange Commission on October 13, 2005, as amended by Amendment No. 1 filed on December 15, 2006 and by Amendment No. 2 filed on June 29, 2007. This Amendment No. 3 relates to the common stock, par value $0.05 per share ("Common Stock"), of Culp Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1823 Eastchester Drive, High Point, NC 27265.

     Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

ITEM 2 IDENTITY AND BACKGROUND

     (a) The name of the persons filing this Amendment No. 3 are Fountainhead Partners L.P. ("Fountainhead"), Durango Investments LP (the "Fund"), Rand Financial Inc. ("Rand"), and Scott Rand ("Mr. Rand", and together with Fountainhead, the Fund, and Rand, the "Reporting Persons").

     Fountainhead serves as the investment manager of the Fund, a private investment fund which owns 547,100 shares of Common Stock.

     Fountainhead, in its capacity as investment manager of the Fund, has shared power with the Fund to vote and dispose of the shares of Common Stock owned by the Fund. The General Partner of Fountainhead is Rand Financial Inc. ("Rand"), a company incorporated in Texas. The sole shareholder of Rand is Scott Rand. Mr. Rand is also a limited partner of Fountainhead. As the sole shareholder of the General Partner of Fountainhead, Mr. Rand may be deemed to control Fountainhead.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The Fund is currently the beneficial owner of an aggregate of 547,100 shares of Common Stock, which represent 4.36% of the Issuer's outstanding shares of Common Stock. As investment manager of the Fund, Fountainhead shares voting and investment control with the Fund with respect to the shares of Common Stock held by the Fund. As such, each of Fountainhead, Rand and Mr. Rand may be deemed to beneficially own the Common Stock held by the Fund. The percentage provided in this Item 5 are based on the number of outstanding shares reported as outstanding by the Issuer in its Form 10-Q for the period ended January 28, 2007, as filed with the Securities and Exchange Commission. Other than as described in this Item 5, no shares of Common Stock are beneficially owned by any of the Reporting Persons.

     (c) Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons since Amendment No. 2.

          Since Amendment No. 2, Fountainhead, on behalf of the Fund, effected the following sales of shares of Common Stock in open market transactions:

CUSIP No. 230215105                   13D-A                    Page 7 of 9 Pages


  Date    Price per Share   No. of Shares Sold
-------   ---------------   ------------------
7/02/07        $ 9.09             78,147
7/03/07        $ 9.04             42,200
7/06/07        $10.01             17,700
7/09/07        $10.15             85,200

          (d) - (e): Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     A    Joint Filing Agreement dated July 9, 2007.

CUSIP No. 230215105                   13D-A                    Page 8 of 9 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 9, 2007
                                        Dated


                                        /S/ Scott Rand
                                        ----------------------------------------
                                        Signature

                                        Scott Rand
                                        Name/Title

                                        For himself and as authorized signatory
                                        for each of:
                                        Fountainhead Partners L.P., Durango
                                        Investments L.P. and Rand Financial Inc.